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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

SEC File Number: 000-49917

NEVADA GEOTHERMAL POWER INC.
(Formerly Continental Ridge Resources Inc.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

409 Granville Street, #900, Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 29,403,074

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes xxx No ___

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

NEVADA GEOTHERMAL POWER INC.
ANNUAL REPORT FISCAL 2005 ENDED 6/30/2005
TABLE OF CONTENTS

INTRODUCTION

Nevada Geothermal Power Inc. was incorporated on 4/13/1995 in the Province of British Columbia. The Company's initial public offering was effective in January 1996. In this Annual Report, the "Company", "we", "our", and "us", refer to Nevada Geothermal Power Inc. and its subsidiaries collectively (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 409 Granville Street #900, Vancouver, British Columbia, Canada V6C 1T2; our telephone number is 604-688-1553.

BUSINESS OF NEVADA GEOTHERMAL POWER INC.

Nevada Geothermal Power Inc. (the Company") is engaged in the acquisition and exploration of mineral resource and geothermal properties. Since June 2001, the Company's primary activity has been the exploration of the Blue Mountain Geothermal Project in Nevada, USA. The Company's interest in the project started as an option to earn a 60% interest; but, in July 2003, the Company completed the acquisition of 100% of Blue Mountain Power Company Inc., the corporation that owned and controlled the project. In February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada. In October 2004, the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements". Some, but not all, forward-looking statements can be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend," statements that an action or event "may," "might," "could," or "should" be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant's common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--- No Disclosure Necessary ---

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3.   KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2005/2004/2003 ended June 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report, which is included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2002/2001 ended June 30th was derived from the financial statements of the Company that were audited by Morgan & Company, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

```
                                 Table No. 1
                           Selected Financial Data
                    (CDN$ in 000, except per share data)
```

	Year Ended 6/30/05	Year Ended 6/30/04	Year Ended 6/30/03	Year Ended 6/30/02	Year Ended 6/30/01
CANADIAN GAAP					
Sales Revenue	$0	$0	$0	$0	$0
Loss From Operations	($1,486)	($801)	($491)	($277)	($189)
Loss for the Period	($1,308)	($793)	($491)	($277)	($189)
Basic Loss per Share	($0.05)	($0.05)	($0.05)	($0.04)	($0.03)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	24968	17605	9723	7588	5515
Period-end Shares O/S	29403	22189	10273	8864	6857
Working Capital	$1901	$946	($120)	$92	($38)
Resource Property Costs	$4324	$2642	$477	$256	$131
Long-Term Debt, etc.	$0	$0	$0	$0	$0
Capital Stock	$11268	$7475	$3612	$3215	$2788
Shareholders' Equity	$6327	$3599	$388	$380	$122
Total Assets	$6637	$4004	$542	$418	$202
US GAAP					
Net Loss	($3116)	($2253)	($712)		
Loss Per Share	($0.12)	($0.13)	($0.07)		
Wtg. Avg. Shares	24968	17605	9723		
Resource Property Costs	$0	$0	$0		
Shareholders' Equity	$2003	$957	($89)		
Total Assets	$2314	$1362	$64		

(1) Cumulative Net Loss since incorporation through 6/30/2005 under US GAAP
     was ($9,858,785).
(2) a) Under SEC interpretation of US GAAP, all costs related to exploration-
        stage properties are expensed in the period incurred.
     (b) By a share for share exchange, on 7/31/2003, the Company acquired 10%
         of the issued capital of Blue Mountain Power Company Inc., a company
         with two common directors. The value of the shares issued to the
         shareholders of Blue Mountain Power Company Inc. has been decreased by
         $704,226 from $1,705,000, as determined under Canadian GAAP, as a
         result of recording the value of the resource property acquired on a
         disbursed cost basis rather than fair value of the shares issued, due
         to a common director owning in excess of 10% of the Company and of
         Blue Mountain Power Company Inc. Accordingly, for USGAAP, share
         capital has been reduced by $704,226 and deficit has been reduced by
         $704,226.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30th, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
December 2005		1.17	1.15	1.17
November 2005		1.20	1.16	1.17
October 2005		1.19	1.17	1.19
September 2005		1.19	1.16	1.16
August 2005		1.22	1.19	1.19
July 2005		1.24	1.20	1.23
Fiscal Year Ended 6/30/2005	1.24	1.34	1.19	1.23
Fiscal Year Ended 6/30/2004	1.34	1.41	1.33	1.34
Fiscal Year Ended 6/30/2003	1.50	1.60	1.33	1.36
Fiscal Year Ended 6/30/2002	1.57	1.61	1.51	1.52
Fiscal Year Ended 6/30/2001	1.62	1.58	1.46	1.52

3.B. Capitalization and Indebtedness
3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

<u>Unsuccessful Exploration Efforts By Company Personnel Could Result In a Significant Negative Effect on the Company</u>
The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of geothermal energy in commercial quantities. Most exploration projects do not result in the discovery of commercially exploitable geothermal deposits.

<u>The Company Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations</u>
None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company does not know if it will ever generate material revenue from geothermal energy operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

<u>The Company has No Proven Reserves on the Properties in Which It Has an Interest</u>
The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known geothermal reserve. Properties on which geothermal reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

<u>There is No Guarantee of Clear Title to Any of the Company's Properties</u>
Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests.

<u>Energy Prices May Not Support Corporate Profit</u>
The geothermal energy industry is intensely competitive and even if commercial quantities of geothermal energy resources are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

<u>The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company</u>
The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and State governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits that the Company may require for construction of geothermal energy facilities and conduct of geothermal operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the geothermal energy activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

<u>Operating Hazards and Risks Associated with the Geothermal Energy Industry Could Result in a Significantly Negative Effect on the Company</u>
Geothermal Energy operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and production of geothermal energy, any of which could result in work stoppages, damage to or destruction of wells and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

<u>There is the Possibility of Significant Dilution to the Present and Prospective Shareholders</u>
The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but un-issued common shares, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common shares.

<u>The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Company's Common Stock</u>
The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$x.30 (low) to CDN$0.83 (high) during the period from 1/1/2004 to 12/31/2004. The closing price of our shares on 12/31/2004 was CDN$0.64.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

<u>The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in a Significantly Negative Effect on the Company</u>
The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President/CEO/Director, Brian Fairbank. The Company has no written employment and/or consulting contracts with Mr. Fairbank; key man life insurance is not in place on Mr. Fairbank.

<u>The Lack of Trading Volume Associated with the Company's Stock Reduces the Liquidity of the Stock for Investors</u>
The lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares. The limited daily trading activity in the Company's stock can make it difficult for investors to readily sell their shares in the open market.

<u>It is Difficult for US Investors to Effect Service of Process Against the Company</u>
The Company is incorporated under the laws of Canada. The Company's directors and officers are residents of Canada and a substantial portion of the Company's assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company's directors and officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

<u>As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act</u>
The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
The Company's executive office is located at:
  409 Granville Street, Suite #900, Vancouver, B.C. V6C 1T2 CANADA
  Telephone: (604) 688-1553
  Facsimile: (604) 688-5926
  Website: www.nevadageothermal.com
  E-Mail: sfkirk@nevadageothermal.com

The contact person is: Brian D. Fairbank, President/CEO/Director.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange in Toronto under the symbol "NGP". The Company's common shares were listed on the NASD Electronic Bulletin Board in July 2003 under the symbol "NGLPF".

The Company has 100,000,000 common shares without par value authorized. At 6/30/2005 and 6/30/2004, respectively, there were 29,403,074 and 22,189,084 common shares issued and outstanding. Also authorized were 25,000,000 first preferred shares, with no par value; and, 25,000,000 second preferred shares, with no par value, authorized; none of which were outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes
The Company was incorporated on 4/13/1995 in the Province of British Columbia, Canada, under the name "Blue Desert Mining Inc." by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia). On 5/25/2000, the name of the Company was changed to "Canada Fluorspar Inc.". On 2/5/2001, the name of the Company was changed to "Continental Ridge Resources Inc.". On 5/13/2003, the name of the Company was changed to "Nevada Geothermal Power Inc.".

The Company's common shares were listed for trading on the Alberta Stock Exchange on 1/31/1996; subsequently the Canadian Venture Exchange and then the Toronto Venture Exchange.

On 5/25/2000, the Company consolidated its share capital on the basis of one new share for three old shares; all references to the number of shares and to per share data refer to post-consolidation data.

The following sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's current voting and equity interest therein:
  a. Wholly-Owned Subsidiary
      Blue Mountain Power Company, Canada
  b. Wholly-owned Subdidiary
      Noramex Corp., Nevada, USA

4.B. BUSINESS OVERVIEW

Historical Development

In 1996, the Company acquired option interests in the Nuevo Año and Enero Prospects, in Chile. In March 1999, the option on the Enero Prospects were allowed to lapse; in February 2000, the Company allowed the option on the Nuevo Año Property to lapse. The Company has written-off $672,280 of costs associated with these properties.

In 1996 the Company acquired a 100% interest in 53 mineral claims located in Elko County, Nevada, known as the "Snowstorm Property". In October 1999, the claims were allowed to lapse and the Company wrote off costs of $202,462 associated with this property.

In November 1997, the Company acquired option interests in the South Midas Property, located in Elko County, Nevada. The Company terminated its agreement in July 1999, taking a $28,066 write-off.

In December 1998, the Company acquired an option interest in the Portal/Gobi Property in Alaska; also the Sahara Property with was allowed to lapse. In January 1999, the Company staked the Mohave Property, located adjacent to the Gobi Property. In January 2000, the Company granted AngloGold (USA) Exploration Inc. an option to earn a 60% joint venture interest in the Portal/Gobi Property. Subsequent to the year-end of fiscal 2004, the Company sold its 100% ownership interest in Blue Desert Mining (US), a Nevada limited company which holds the claims for the Portal/Gobi and Mohave properties, to Running Fox Resources for 450,000 common shares of Running Fox.

During 1999/2000, the Company attempted to complete a "reverse-take-over" of Burin Flourspar Ltd, a firm with mining interests in Newfoundland, Canada. Due to the inability to complete required financing in a most difficult financial market condition, the agreements were terminated in September 2000.

The Company entered into a 6/19/2001 option agreement, as amended 8/7/2002 and 11/12/2002, with Blue Mountain Power Company Inc. to earn a 60% joint venture interest in the Blue Mountain Geothermal Project. By an acquisition agreement dated 12/13/2002, the Company acquired 100% of Blue Mountain Power Company Inc. by the issue of 5,500,000 common shares of the Company. The acquisition was completed 7/30/2003. The preponderance of the Company's efforts have been directed to this property.

In February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada. In October 2004, the Company granted Inovision Solutions Inc. the option to earn a 50% interest by funding $5,000,000 in exploration expenditures and other payments. In addition, in October 2004, the Company was awarded a US Department of Energy ("DOE") cost-sharing contract whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project.

In October 2004, the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada.

The Company continued exploration work on both its Blue Mountain and Pumpernickel geothermal properties located in Nevada throughout Fiscal 2005.

In August 2005, the Company announced that it had acquired geothermal leases on 6500 acres of private land covering the "Crump Geyser" and a hot spring system located in southern Oregon.

<u>Geothermal Energy</u>

Geothermal heat can be harnessed for clean electrical power generation wherever there is high heat flow in deep fractured rock formations and a shallower, non-fractured or sealed caprock.


Power Plant
Cooling Towers
Production Well
Injection Well
Cool Recharge Water
Caprock
Upwelling Hot Water
GEOTHERMAL RESERVOIR
Fracture
Natural Heat Source

Ground water in the deep fractures becomes heated and rises to form a geothermal reservoir under the caprock. Production wells are typically drilled 1km to 2km deep to bring the hot water (at least 150°C) up to surface where it flashes to steam. The steam is then used to drive turbines for generating electricity and the residual water is pumped back down injection wells to recharge the reservoir.


Binary Cycle Power Plant
Generator
Turbine
Iso-Butane (vapor)
Air and Water Vapor
Condenser
Iso-Butane
Cooling Tower
Air
Air
Water
Water
Heat Exchanger
Hot Brine
Cool Brine
Pump
Production Well
Geothermal Zone
Injection Well

Blue Mountain Geothermal Project

The Blue Mountain Geothermal Project is located in north-central Nevada.

The results from previous and on-going exploration at the Blue Mountain Geothermal Project will provide input for a feasibility study originally scheduled to be completed in 2005, but postponed pending further exploration work to be completed during 2006. During 2005, a second deep well (DB-2) into the resource, in a joint venture with the U.S. Department of Energy, yielded excellent results with 160°C thermal water intersected at shallow depths. The data confirmed a geothermal resource extending over 1000 meters between DB-1 and DB-2. Measured temperatures of 145°C - 165°C are higher than necessary for commercial power generation using binary production technology. Flow and injection tests were conducted in late November 2004. Eight temperature gradient holes, drilled in 2004, nearly doubled the known aerial extent of the shallow temperature anomaly (reflecting the deeper resource) outward to cover ten square kilometers. The size of the zone is still open to further expansion.

DB-2 well tests in November 2004, five months after drilling operations, included new temperature and pressure logs, a flow test and a water injection test. New "equilibrated" temperatures were between 150°C -160°C in the well interval between 200-585 meters depth. The 385-meter thick zone, immediately below cemented surface casing, has heated up to an average of 157°C due either to cross flow in the hole or thermal recovery of the entire zone.

Injection tests were successfully performed at DB-2 in November 2004. A total of 17,000 gallons of water was injected from storage tanks into the well at a constant rate of 150 gpm. Pressure build-up and fall-off data was recorded with a high accuracy tool on bottom. Temperature, pressure and spinner logs were run before, during and after the water injection. During injection, a large amount of the fluid exited the hole at a depth of 202-288 meters and a lesser amount between 546-587 meters. The 202-288 meter zone, which measured 155°C before the test, cooled to the temperature of the injected fluid (15 °C) during the test, and then recovered rapidly after the test suggesting a highly permeable zone. The 546-587 meters zone corresponds to a permeable, high-temperature zone indicated in previous surveys.

The injection results, in conjunction with the temperature results, were interpreted to indicate a shallow, 150°C -165 °C geothermal zone at 200-585 meters depth is thought by management to have been fed from a deeper and possibly higher temperature resource. The temperature profile of DB-2 indicated that the shallow 150°C -165 °C zone is an outflow plume moving laterally or upward along faults and permeable fractures.

Geothermal fluid samples from DB-1 and DB-2 tests, and from temperature gradient wells TG-2, TG-3, TG-4, TG-9 and TG-14a provided geochemical data about the geothermal system. The temperature gradient wells were drilled with air to avoid sample contamination by drill fluid. DB-1 and DB-2 well fluid samples were obtained following prolonged discharge and thus are representative of the thermal waters intersected.

Water analysis results and an interpretive report were received from an independent consulting firm, which the Company retained.

According to the consultants, all waters but TG-2 are alkali-chloride type waters typical of high temperature geothermal waters. Waters from DB-2, DB-1, TG-9 and TG-14a showed very similar chemistry and appeared to represent a single parent water altered to a small degree by dilution with fresh ground water. Na-K and Na-K-Ca geothermometers commonly used to predict source water temperature were in agreement and this suggests to management the existence of a deep reservoir with temperatures of 200°C -240 °C.

These new geochemistry results inferred a shallow, moderate-temperature, geothermal resource with temperatures of 140°C -180 °C and a deeper undiscovered reservoir with temperatures of 200°C – 240°C.

Eight widely-spaced holes to depths up to 1020 feet were drilled in September 2004 using air rotary drilling techniques.

Anomalous temperature gradients in the range of 100-150 °C/km or two to three times the regional gradient, extend over 10 square kilometers, with the anomaly open to further expansion to the east, west and south. Management believes that the high thermal gradients may be caused by hot geothermal fluid below the depths of the wells or by hot rock formations underlying the project area.

BM-78, BM-80, BM-81, BM-84, BM-85, BM-86, BM-91 , BM-93, BM-58 ,BM-90, TG-9 DB-1 and DB-2 have very high temperature gradients (300-500 °C/km) within the broader thermal anomaly, reflecting an extensive shallow zone of 75-80 °C water as well the zone superheated 140-180 °C geothermal water in the vicinity of DB-1 and DB-2.

Based on the temperature gradients gradient data outside the influence of the shallow geothermal water, the inferred 200-240°C reservoir may be approximately 1500-2000 meters below surface.

Based on the results of the work which took place through January 2005, the Company made plans to drill three, 13-inch-diameter production test wells. Permitting studies for this work began in January 2005.

In May 2005 the Company began additional development work at this site. This included drilling to deepen the Deep Blue 2 well by an additional 700 meters. A feasibility study was also continued which included large diameter production test well drilling of both the indicated moderate temperature resource and the deeper high temperature target. Thirteen production well sites were surveyed and the permitting process continued for the first three production holes. Transmission line studies were also begun at this time.

During the summer of 2005 the Company submitted a proposal to supply power to Sierra Pacific Power and to Nevada Power in response to a "Request for Proposals" by the jointly owned Nevada utilities. This proposal was designated "Tier 1" status, indicating that the Company will have an opportunity to negotiate a contract with the utility based on its proposal to supply 30 megawatts of power to the utilities.

Pumpernickel Geothermal Project
The Company has completed an initial evaluation of its recently acquired Pumpernickel Geothermal Project. The Company has a 100% interest in private geothermal leases and federal lease applications forming a contiguous package of eight sections (5070 acres/7.92 square miles) in Pumpernickel Valley, Nevada, which management believes have potential for the discovery of a high temperature reservoir suitable for electric power generation.

A near-boiling hot spring occurs on the leases. The chemistry of several hot springs, which occur along a one-mile interval of a prominent fault, predicted deeper geothermal source-water temperature of abut 170°C (340°F). Geothermal fluids at 150°C - 180°C (300°F - 355°F) are currently used to produce electricity on a commercial basis at other locations in Nevada.

Previous work on the property dates back to 1974; Magma Power drilled a 920-meter (3071-foot) hole offsetting the hot springs about 150 metres/492 feet. The temperature on bottom was reported to have been 135°C/275°F with the last 90 meters (300 feet) having a gradient of 160°C per kilometer. The University of Nevada System (UNS) under contract to the U.S. Department of Energy (No. DE-AC08-81NV10220) completed an aerial assessment at Pumpernickel Valley in

1981 – 1982. UNS field work included geologic reconnaissance, satellite imagery, hot spring geochemistry, air photo analysis, 2-metre depth temperature probe survey, gravity survey, soil mercury survey, 35-metre (115-foot) temperature gradient drilling, and additional shallow (65-148 meter (213-485 foot) temperature gradient drilling. Results of the UNS work provides knowledge of the structural framework; the major North-Northeast trending Pumpernickel fault intersections seen in the UNS surveys and high temperatures predicted at shallow depth by geothermometry and temperature gradients provided impetus for a phased exploration drilling program to further assess the depth and quality of the geothermal resource.

In Phase I, "E-SCAN", resistivity survey methods was utilized by the Company to map the deep geothermal source waters. A series of six 250-meter (820 foot) gradient wells were drilled to test the interpretation of the E-SCAN survey. In Phase II, a deep core hole was drilled to a nominal depth of 1200 meters (3900 feet) to confirm the resource and perform flow and injection tests.

Four thermal gradient wells were completed in early November 2005. Two wells were drilled to about 1000 feet, one well was drilled to about 1180 feet and one was drilled to 1600 feet.

The results of this drilling will be available in early 2006.

Black Warrior Project

In October 2004, the Company acquired seven square miles of private land and applied for a one-section federal geothermal lease for a total land area of eight square miles south and east of Black Warrior Peak, Washoe County, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales; however, NGP can purchase the royalty for US$1,000,000. Leases include surface and water rights.

The Black Warrior Project is located within a prolific power producing region of Nevada which encompasses the geothermal power plants having an aggregate production capacity of over 100 MWs. Four separate power transmission lines cross the region with the convenient interconnections for power from Black Warrior at Marble Bluff substation five miles west on a 60 kV line or Brady Hot Springs substation 12 miles southeast along a 120 kV line.

At the Black Warrior Project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in ten wide spaced drill holes by Phillips Petroleum in the early 1980.s. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 meters (262°F at 1810 feet) with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1000 meters (3000 feet) of surface. The Company has initiated field investigations at the Black Warrior Project. The geology and regional fault structures appear to permit deep circulating ground water to be heated by anomalously high rock formation temperatures. Further information will be released as results are available.

The acquisition of Black Warrior fits well into the companies strategy of acquiring additional geothermal projects prior to an introduction of a Production Tax Credit for geothermal and other green power technologies such has been already available to the US wind power industry.

Crump Geyser Property

The Crump Geyser Property is a hot spring system in southern, Oregon which consists of 6500 acres. The Company acquired these geothermal leases on August 9, 2005. The leases are on private land and the Company has free access on the surface for exploration and development and the right to lease land required for the plant site, production well field, pipelines and transmission line right of ways.

At Crump Geyser, a 1680-foot deep well drilled by Magma Power Company (in 1959) spontaneously erupted a few days after it was abandoned by Magma. The well flowed 500 gallons/minute (30 litres/second) of boiling water 200 feet into the air continuously for 6 months before reverting to a geyser erupting at regular intervals. In the 1960's the well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

The Crump Geyser is located in the Warner Valley, Lake County, immediately and north of Adel, Oregon, 30 miles east of Lakeview, Oregon or 175 miles north of Winnemucca, Nevada. It is within the northern part of the Basin and Range rift terrain which also hosts the Company's Blue Mountain geothermal project. A relatively thin earth crust, high heat flow and deep penetrating extensional faults characterize the Basin and Range region. The Crump Geyser and main hot springs occur on the NGP geothermal leases over a four mile interval along the western edge of Warner Valley and out into the valley a distance of about 3000 feet. A separate 2600 acre area under lease to the Company, called the northern geothermal zone, covers extensive hot springs also occurring along prominent segmented extensional faults. Regional transmission lines into Warner Valley connect to the Western Area Transmission Grid. The property is readily accessible by a paved highway, which runs through the property.

Trends
Company management believes that US government policy will increasingly be directed toward energy security and the development of North American energy supplies over the next decade. A program called "GeoPower West", sponsored by the US federal government, has been developed with the goal to increase geothermal power production. Environmentally clean, cost competitive geothermal plants will be encouraged by favorable tax policies, direct funding and other programs.

Recently, the State of Nevada passed Senate Bill 372 defining a renewable portfolio standard for utilities which requires that 15 per cent of total power output come from renewable energy (geothermal, wind and solar). As a direct result, geothermal plant capacity is expected to increase by about 250 megawatts or double the current capacity. The first new plants contracted to the northern Nevada utility (Sierra Power) are expected on line in 2003.

Nevada Public Utilities Commission (NPUC), at a symposium on geothermal opportunities in Nevada on 1/11/2002, emphasized that fifteen percent is a significant commitment to purchase reliable geothermal power. The program goal is not to develop technology, but to diversify the energy portfolio and use geothermal energy as a hedge against future fuel costs and political risk associated with imported energy supplies. Rural economic development and establishing a lead in energy policy development and green energy credit trading are important economic benefits that will accrue to the state.

The Nevada state legislature introduced a renewable energy credit ("REC") and trading system in 2002 that to enable producers of geothermal and other forms of renewable energy to create RECs for each kWh of energy produced. Power consumers can purchase RECs as required to conform with the state renewable energy quotas. Five Las Vegas area utility customers have applied to the Nevada Public Utilities Commission (NPUC) to leave the southern Nevada utility (Nevada Power) system intending to buy gas turbine generated power from Reliant Energy. These customers would require RECs to meet the standard for renewable energy.

Policy initiatives to facilitate the expansion of geothermal power and other renewable resources are also being implemented on the federal government side. New federal financing for a Great Basin Centre for Geothermal Energy at the University of Reno, Nev. Nevada totaling $1,000,000 has been announced. The "GeoPower the West" program administered by the U.S. Department of Energy (DOE), is mandated to increase geothermal power production through development of favorable tax policies, direct financing, educational and other programs.

Plan Of Operations

Source of Funds for Fiscal 2006
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Blue Mountain Geothermal Project begins production, not expected in the next year. As of 6/30/2005, the Company had working capital of $1,901,042. Since then: Company issued no common shares; however, since that time the Company has entered into negotiations with Dundee Securities Corporation to raise $10,000,000 through the sale of 11,111,111 units at a price of $0.90 per unit. The Company will realize $9,225,000 from the sale of these units if this offering is completed.

Use of Funds for Fiscal 2006
During Fiscal 2006, the Company estimates that it might expend $1,220,000 on general/administrative expenses. During Fiscal 2006, the Company estimates that it might expend US$10 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets
The Company generated no sales revenue during the last three years.

At 6/30/2005 and 6/30/2004, respectively, $4,323,758 and $2,642,067 of the assets were located in the United States, and the remainder were located in Canada.

4.D. Property, Plant and Equipment

Executive Offices
The Company's executive offices are located in shared, rented premises of approximately 2,100 sq. ft. at 409 Granville Street, Suite 900, Vancouver, British Columbia, Canada. V6C 1T2. The Company began occupying these facilities in 4/1/2002. Monthly rent is $1,850.

Blue Mountain Geothermal Project
Geothermal Energy Exploration, Nevada, USA

Property Acquisition. The Company entered into a 6/19/2001 option agreement, as amended 8/7/2002 and 11/12/2002, with Blue Mountain Power Company Inc. ("BMP") a 60% joint venture interest in the Blue Mountain Geothermal Project. Under this agreement, the Company paid $10,000, issued 200,000 common shares to BMP, and expended funds on exploration.

By an acquisition agreement dated 12/13/2002, the Company acquired 100% of Blue Mountain Power Company Inc. by the issue of 5,500,000 common shares ("transaction shares") of the Company. The acquisition was completed 7/30/2003. The transaction shares are subject of a four-month hold period and an escrow restriction as determined by the TSX Venture Exchange. This transaction replaced the earlier option agreement. The Company and BMP are not dealing at arms length since certain directors and officers of the Company, specifically Brian Fairbank (Company President/Director) and Jack Milligan (Company Director) were also directors/officers and major shareholders of BMP.

Property Description/Location/Access. The geothermal tenure of the property is held by the Company through Noramex Corp., a wholly-owned subsidiary of Blue Mountain Power Company, acquired by the Company in July 2003.

The Company has a 100% interest (subject to royalties) on underlying leases which are leased from Nevada Land and Resource Council ("NLRC"), Burlington Northern Santa Fe ("BNSF"), and the federal Bureau of Land Management ("BLM"). The Company also has applied for 2 additional leases from the BLM. The details of these leases which comprise the project are as follows:

Ownership	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per Acre per year
BNSF	640.00	03/01/04	02/29/14	(1)	(1)
BNSF	640.00	03/01/04	02/29/14	(1)	(1)
NLRC	638.80	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
NLRC	640.00	03/31/03	03/30/13	(2)	(2)
BLM	663.76	04/01/04	03/31/14	(3)	(3)
BLM	654.68	08/01/04	07/31/14	(3)	(3)
BLM	654.88	08/01/04	07/31/14	(3)	(3)
BLM	649.44	08/01/04	07/31/14	(3)	(3)
BLM	672.24	08/01/04	07/31/14	(4)	(4)
BLM	666.70	08/01/04	07/31/14	(4)	(4)
BLM	650.32	Pending	Pending	(5)	(5)
BLM	650.32	Pending	Pending	(5)	(5)
Total	**9,101.14**				

(1) The Burlington Northern Santa Fe leases have payments of $5 per acre per year.

(2) The NLRC leases have rental costs of $2 per acre in years 1 through 4; $6 per acre in years 5-10 +3% in year 7. Property Expenditure requirements are $10,000 per acre in year 1; $20,000 per acre in year 2; $50,000 per acre in years 3 and 4; and $100,000 per acre per year in subsequent years.

(3) These BLM leases are production leases. Minimum Royalty, rather than lease rental, is due each year. Minimum Royalty is $2 per acre.

(4) The Rental fees on these BLM leases are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10.

(5) These BLM leases are currently pending. The length of the leases are 10 years. Rental costs are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10.

The BNSF leases have no automatic renewal clauses. The BLM leases are renewable if the for five years if the Company is drilling when the primary term ends and the drilling is being diligently conducted to a reasonable target, based upon the local geology.

Royalties on the BNSF leases are:
a) 5% from the sale of geothermal energy, less any sales, excise or other taxes imposed on the sale, and less the cost of transportation or transmission to the point of sale;
b) 2% on the sale from the manufacture of any byproduct, less taxes and transportation costs;
c) 1.5-2.0% from the sale of electric power from geothermal energy, dependent upon the type of generating technology used, less taxes and transportation costs;
d) 5% from the use of geothermal energy at a commercial facility other than as an electric power generating facility.

Royalties due on the NLRC leases 3.5% of the gross revenues from the sale or use of electrical power, and 10% for the use of geothermal energy for by-products and non-electric products or commercial production. The Company may purchase the NLRC's royalty interest at any time not later than 6 months from the commencement of commercial production for US$1,000,000.

Royalties on the BLM leases are 5% on the sale of byproducts, and 10% on steam, heat, or energy sales.

The property is located in Humboldt County of north-central Nevada about 20 miles west of the town of Winnemucca. From Winnemucca, the site is accessible year-round via the Jungo Road, an adequately maintained gravel county road that passes south of Blue Mountain. From the Jungo Road at a point just west of Blue Mountain a dirt road leads north along the eastern edge of the valley providing good access to the entire lease area.

The site is at an elevation of about 4300 feet above sea level on the western pediment of Blue Mountain and the flat basin of Desert Valley. Bedrock outcrops are abundant at the base of the mountain in the eastern parts of Sections 12, 14 and 23 but are absent on the desert flat to the west, which is mantled in alluvium. Terrain in the principal area of interest is regular and most of the property is readily accessible by vehicle.

Local vegetation consists of arid land or desert plants such as sagebrush, bunch grass and a few other small shrubs. The climate is typical of the Basin and Range Desert: hot dry summers and cold winters with occasional snowfalls. The area is also sporadically subject to high winds.

PumperNickel Geothermal Project
Geothermal Energy Exploration, Nevada, USA
In February 2004, the Company signed a Geothermal Lease Agreement with Newmont USA Limited, d.b.a. Newmont Mining Corporation (NYSE: NEM) (hereafter "Newmont"), covering five square miles of geothermal lands located in Humboldt County, north-central Nevada approximately ten miles from Newmont's Lone Tree Mine. The Company has filed lease applications on an additional four sections of federal land. The Company currently has a 100% interest (subject to production royalties) in 5 leases and has applied for a 100% interest in an additional 4 leases which are pending. The details of these leases, which comprise the project, are as follows:

Ownership	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per Acre per year
Newmont	615.09	02/13/04	02/13/14	(1)	(1)
Newmont	612.06	02/13/04	02/13/14	(1)	(1)
Newmont	640.00	02/13/04	02/13/14	(1)	(1)
Newmont	643.70	02/13/04	02/13/14	(1)	(1)
Newmont	640.00	02/13/04	02/13/14	(1)	(1)
BLM	640.00	Pending	Pending	(2)	(2)
BLM	600.00	Pending	Pending	(2)	(2)
BLM	640.00	Pending	Pending	(2)	(2)
BLM	640.00	Pending	Pending	(2)	(2)
Total	**5,670.85**				

(1) The Newmont leases require the Company to pay rentals of $2/acre in each of the first 2 years, and $3 per acre per year thereafter. All rental payments are creditable against royalties due upon production.

(2) The leases on BLM land are currently pending. The length of the leases are 10 years. Rental costs are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10.

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as "substances") along with surface and water rights, subject to Nevada law. The Company will pay royalties from any geothermal production of: a) 3½% of gross proceeds from electrical power sales (less taxes and transmission costs); b) 5% of the gross proceeds of a sale of any substances in an arm's length transaction; c) 2% of the gross proceeds from the sale of or manufacture there-from of bi-products; d) 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility). Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

Royalties on the BLM leases are 5% on the sale of byproducts, and 10% on steam, heat, or energy sales.

A near-boiling hot spring system occurs on the newly acquired leases. The chemistry of several hot springs, which occur along a one-mile interval of a prominent fault, predicts deeper geothermal source-water temperatures of about 170°C or 340°F. Geothermal fluids at 170°C are currently used to produce electricity on a commercial basis at other locations in Nevada such as Steamboat, Brady's Hot Springs, Beowawe, and Desert Peak.

Nevada's geothermal output is expected to increase significantly in the next decade to meet burgeoning demand for cheaper power and to comply with renewable portfolio legislation requiring the percentage of renewable electricity produced in the State to increase from a current 5% to 15% in ten years.

In October 2004, Inovision Solutions Inc. ("ISI"), a Toronto Venture Exchange-listed company, signed an agreement whereby they will fund up to $5,000,000 in exploration expenditures for the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint venture interest. In order to earn its interest, ISI must complete $5,000,000 in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Comany over a five-year period. In the first year, ISI must fund a $400,000 work program, issue 100,000 shares and make a $10,000 cash payment to maintain its option. The Company will be project manager.

In addition, the Company has been awarded a US Department of Energy (DOE) cost sharing contract signed on 10/13/2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 meters to test the E-SCAN interpretation. The DOE cost share is US$692,272 of the total budget of US$740,340. ISI will cover the Company's cost share obligation of US$148,068 out of the first year work commitment. The Company will manage the DOE sponsored work. Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals $1,335,000 or US$1,037,000.

The Pumpernickel Project has the potential for the discovery of a high temperature reservoir suitable for electric power generation. Hot springs issue from a 1.6 kilometer interval of the Pumpernickel Fault System. The chemistry of the hot springs indicates probable source water temperatures of 160-200°C. A production test well by Magma Power drilled in 1974 measured 135°C at the maximum depth reached of 920 meters. Temperatures near the bottom of the Magma well are increasing at a rate of 16°C/100 meters of depth; therefore the 160-200°C resource temperatures predicted by spring chemistry could occur within 1100-1320 meters of surface near this location.

Black Warrior Geothermal Project
Geothermal Energy Exploration, Nevada, USA
Subsequent to the end of fiscal 2004 in October 2004, the Company acquired a 100% interest (subject to royalties) on leases seven private leases and has made application on two federal geothermal leases south and east of Black Warrior Peak, Washoe County, Nevada. Leases include surface and water rights.

The details of these leases which comprise the project are as follows:

Ownership	County Located	Acreage	Effective Date	Expiry Date	Rental Costs per acre per year	Expenditures per Acre per year
NLRC	Washoe	695.01	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	700.52	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	754.24	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	615.52	08/01/04	07/31/14	(1)	(1)
NLRC	Washoe	440.00	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	695.01	08/01/04	07/31/14	(1)	(1)
NLRC	Churchill	640.00	08/01/04	07/31/14	(1)	(1)
BLM	Washoe	566.40	Pending	Pending	(2)	(2)
BLM	Churchill	640.00	Pending	Pending	(2)	(2)
	Total	**5,746.70**				

(1) The leases from NLRC have rental costs of $2 per acre in years 1 through 4; $6 per acre in years 5-10 +3% in year 7. Property Expenditure requirements are $10,000 per acre in year 1; $20,000 per acre in year 2; $50,000 per acre in years 3 and 4; and $100,000 per acre per year in subsequent years. Royalties due on the NLRC leases 3.5% of the gross revenues from the sale or use of electrical power. The Company has the right to purchase the royalty for US$1,000,000 not later than 6 months from the commencement of commercial production.

(2) The leases on BLM land are currently pending. The length of the leases are 10 years. Rental costs are $1 per acre, $4 in year 6, $6 in year 7, $8 in year 8, $10 in year 9, and $12 in year 10. An extra 3% of the annual rental fee is due in each year between year 6 and year 10. Royalties on the BLM leases are 5% on the sale of byproducts, and 10% on steam, heat, or energy sales.

<u>Crump Geyser Property</u>
The Crump Geyser Property is a hot spring system in southern, Oregon which consists of 6500 acres. The Company acquired these geothermal leases on August 9, 2005. The leases are on private land and the Company has free access on the surface for exploration and development and the right to lease land required for the plant site, production well field, pipelines and transmission line right of ways.

At Crump Geyser, a 1680-foot deep well drilled by Magma Power Company (in 1959) spontaneously erupted a few days after it was abandoned by Magma. The well flowed 500 gallons/minute (30 litres/second) of boiling water 200 feet into the air continuously for 6 months before reverting to a geyser erupting at regular intervals. In the 1960's the well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

The Crump Geyser is located in the Warner Valley, Lake County, immediately and north of Adel, Oregon, 30 miles east of Lakeview, Oregon or 175 miles north of Winnemucca, Nevada. It is within the northern part of the Basin and Range rift terrain which also hosts the Company's Blue Mountain geothermal project. A relatively thin earth crust, high heat flow and deep penetrating extensional faults characterize the Basin and Range region. The Crump Geyser and main hot springs occur on the NGP geothermal leases over a four mile interval along the western edge of Warner Valley and out into the valley a distance of about 3000 feet. A separate 2600 acre area under lease to the Company, called the northern geothermal zone, covers extensive hot springs also occurring along prominent segmented extensional faults. Regional transmission lines into Warner Valley connect to the Western Area Transmission Grid. The property is readily accessible by a paved highway, which runs through the property.

<u>ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS</u>
The following discussion for the fiscal years ended 6/30/2005, 6/30/2004, and 6/30/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

<u>Overview</u>
During the year ended 6/30/2005, the Company raised $2,718,900 from the issuance of common shares sold through private placements, $136,950 through the exercise of 437,000 stock options and $845,342 from the exercise of 1,776,988 warrants.

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 compensation options as a finder's fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

These above referenced funds were used to finance the acquisition and exploration costs associated with the Company's mineral properties and for general working capital.

The Company continued to explore the Blue Mountain Geothermal Project and its Pumpernickel Valley Geothermal Project in north-central Nevada. On August 9, 2005, the Company acquired the geothermal leases on the Crump Geyser Property located in southern Oregon.

Research and Development and Trend Information
The Company anticipates tightening of the property market as a result of increasing oil and gas costs and an anticipated federal Production Tax Credit for geothermal.

Nevada continues to be the focus of the company's attention for geothermal power exploration. Nevada's Renewable Portfolio Standard (RPS) came into effect in 2003 requiring utilities and other independent power producers to increase their relative output of renewable power from 5% to 15% of total output. Geothermal power aggregates about 200 MW of capacity and accounts for 5% of Nevada's power output; the new legislation is expected to add at least 300 MW of new geothermal plant capacity by 2013. New plants are presently being constructed and more are needed.

Nevada regulators are again showing their strong support for renewables by removing a financing roadblock for independent renewable power developers contracting power to the states two large regulated utilities, Sierra Pacific Power Co. and Nevada Power Co. A "Temporary Renewable Energy Development Trust" will pay renewable energy producers for the power they generate, rather than Nevada Power and Sierra Power to make it easier for the developers to secure construction capital and provide protection if the utilities file for bankruptcy protection (the utilities entered into high-priced, long-term power contracts during the 2001 power crises). The rules require the utilities to maintain a reserve as a backup source of contract payments. The Development Trust is seen as a necessary step to help the utilities meet the RPS goals.

Sierra Pacific Power Co. doubled power rates to their large industrial customers in northern Nevada to cover the high-cost supply contracts. Northern Nevada contains some of the world's largest gold ore bodies but for the mining companies, the ramped up energy costs markedly decreases ore reserves, mine life and profits. As a result, mining companies such as Barrick, Newmont and Placer Dome are aggressively assessing other sources for their base load power supplies. The Company is well positioned to supply these mines with secure power.

A Production Tax Credit (PTC) for geothermal and other green power technologies, such as has already been available to the wind power industry, was passed by the U.S. Congress and signed into law by the President in late October 2004. The PTC provides for a 1.8 cent per kilowatt-hour tax credit which contributes strongly to the bottom line for new geothermal plants on line before 1/1/2006. The new tax treatment is highly favorable for the economic valuation of new plants and is expected to stimulate investment in new geothermal power facilities, create new jobs, encourage new geothermal technology and create substantial economic, environmental and national security benefits.

The tax program for renewables is expected to be extended on a year by year basis as was done in the past for the wind industry. In response to the program, the Company will endeavourer to accelerate its feasibility study, permitting and licensing program for Blue Mountain in 2005.

Results of Operations

Fiscal 2005 Ended 6/30/2005 vs. Fiscal 2004
The Company incurred a net loss of $1,308,233 or $0.05 per share for the year ended June 30, 2005. This compares with a loss of $792,846 or $0.05 per share for the year ended June 30, 2004.

Among the more significant expenses, investor relations/shareholder information costs increased by $462,731 to $577,448 (2004 - $114,717). Investor relations and shareholder information costs were higher than the comparable period due to: Coal Harbour Communication and Equicom investor relations fees, website design, advertising in the Bull & Bear newspaper, San Francisco, Toronto, Vancouver and New Orleans Gold Shows booth costs, Stockgroup advertising program, purchase of mailing lists, and news dissemination costs to Canada and the United States. The expenditures are broken down as follows: conventions, website and publishing $99,748; information distribution $349,146; and investor relation services $128,554.

The increase of $39,053 to $119,729 (2004 - $80,676) for consulting costs are directly attributed to the preparation of the Geothermex report, further review of the report by outside consultants, and corporate governance implementation.

Legal fees and regulatory & transfer agent costs increased $21,556 to $67,708 (2004 - $46,152) and $13,973 to $46,292 (2004 - $32,319) respectively, due to the costs associated with the two financings completed during the period and the exercise of warrants. The Company issued a total of 5,000,000 units for net proceeds of $2,718,900; 1,776,988 common shares were issued from the exercise of warrants for proceeds of $845,342; and 437,000 common shares were issued from the exercise of stock options for proceeds of $136,950. Warrants outstanding at the end of the period stand at 8,188,430 while there are 2,278,000 employee/management stocks options outstanding of which 2,203,000 are vested.

Travel and business development costs increased $28,945 to $61,685 (2004 – 32,740) for expenses relating to business travel and accommodations, to various locations in regards to the financings and corporate presentations. Office costs such as administration fees, office & sundry, rent & telephone increased as personnel and office space increased with a larger operation.

The Company had an unrealized loss on market securities of $106,999 (2004 – nil) due to the write down of marketable securities received from the sale of Blue Desert Mining (US), Inc. which held the Gobi/Mojave/Portal properties in Alaska. Upon the sale of Blue Desert Mining (US) Inc., the Company recorded a gain on sale of the subsidiary of $159,695 (2004 – nil), as the value of the shares received from Running Fox Resources Corp. were greater than the recorded property costs of the Alaska properties.

Fiscal 2004 Ended 6/30/2004 vs. Fiscal 2003
In July 2003, the Company completed its acquisition of Blue Mountain Power Company (which gave the Company 100% control over the project). In February 2004, the Company acquired its first geothermal lease for the Pumpernickel Valley Geothermal Project in north-central Nevada; and, in October 2004 (subsequent to fiscal yearend), the Company acquired its first geothermal lease for the Black Warrior Peak Project in Washoe County, Nevada. In August 2004, the Company received 450,000 common shares of Running Fox Resource Corp. from the sale of Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company used to hold the claims for the Gobi-Portal and Mojave properties.

Corporate expenses, without property write-offs, rose 50% to $736,605 from $490,602, because of USA regulatory efforts, financing activities, property acquisitions, and increased exploration efforts. The largest category "stock-based compensation" at $302,844 versus $57,695, as a result of changed accounting rules. Consulting costs were $80,676 versus $72,710.

The Company incurred significant non-operating costs this year: $65,239 in write-off of mineral properties. On the plus side, the Company had a $6,000 gain on sale of investments and $2,998 in interest income.

The Company incurred a ($792,846) Loss for the year versus ($490,602). Net Loss per share was ($0.05) versus ($0.05), with the weighted average number of shares increasing to 17.6 million from 9.7 million.

Fiscal 2003 Ended 6/30/2003 vs. Fiscal 2002
The Company was increasingly active during the year: completing its first exploration well on the Blue Mountain Geothermal Project; moving toward the acquisition of Blue Mountain Power Company (completed in July 2003) which gave the Company 100% control over the project; consummating significant equity financings to fund its exploration efforts and working capital; and completing the Company's registration with the US Securities & Exchange Commission; and moving toward listing of the Company's common stock on the NASD Electronic Bulletin Board (completed in July 2003).

Corporate expenses nearly doubled to $490,602 from $266,775, because of USA regulatory efforts, acquisitions and increased exploration efforts. Due to the acquisition of Blue Mountain Power Company Inc. ("BMP"), both consulting costs $72,710(2002 - $36,360) and legal costs $65,570 (2002 - $21,932) were higher as additional consultants were retained to provide independent evaluations of the properties in support of the BMP acquisition. Also included in the consulting costs, are fees paid to an US-based consultant who was retained by the Company to file an application to list on the Over-The-Counter Bulletin Board. Administrative fees were $56,240 versus $33,300 due to more administrative support needed.

The Company incurred a ($490,602) Loss for the year versus ($277,062). Net Loss per share was ($0.05) versus ($0.04), with the weighted average number of shares increasing to 9.7 million from 7.6 million.

Liquidity and Capital Resources

Fiscal 2005 Ended 6/30/2005 and Fiscal 2004
The Company had working capital of $1,901,042 on 6/30/2005.
The Company had working capital of $945,921 on 6/30/2004.
The Company had working capital of ($120,279) on 6/30/2003.

Cash Used by Fiscal 2005 Operating Activities totaled ($906,753) including the ($1,308,233) Net Loss; significant adjustments included $335,064 in non-cash stock-based compensation, $3,005 in amortization, $106,999 in "unrealized loss on marketable securities" and $159,695) in "gain on disposal of subsidiary. Cash Used in Fiscal 2005 Investing Activities was ($1,814,821) predominately for the Blue Mountain Geothermal Project and the acquisition of the Black Warrior Peak Project. Cash Provided by Fiscal 2005 Financing Activities was $3,701,192, from the issuance of equity of detailed above.

Cash Used by Fiscal 2004 Operating Activities totaled ($579,087) including the ($792,846) Net Loss; significant adjustments included $302,844 in non-cash stock-based compensation, $151,130 in net changes in non-cash working capital items, and $65,239 in write-off of mineral property. Cash Used in Fiscal 2004 Investing Activities was ($445,000), predominately for the Blue Mountain Geothermal Project and the acquisition of the PumperNickel Valley Geothermal Project. Cash Provided by Fiscal 2004 Financing Activities was $1,995,761, from the issuance of equity as detailed above.

As the Company had not begun revenue on any of its properties, the Company does not have any cash flow from operations. The Company receives cash for use in operations from issuing common shares and optioning/sale of selected assets

<u>5.E. Off-Balance Sheet Arrangements.</u>
<u>5.F. Tabular disclosure of contractual obligations.</u>
        --- No Disclosure Necessary ---

<u>Critical Accounting Policies</u>
Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated; and the expensing of "stock-based compensation".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 3
Directors and Senior Management
December 31, 2005

Name	Position	Age	Date of First Election or Appointment
R. Gordon Bloomquist	Director	62	January 2001
Markus Christen	Director	51	January 2003
Brian D. Fairbank (1) (3)	President/CEO/Director	55	April 1995
Domenic J. Falcone (1) (2)	Director	62	January 2004
John W. Milligan	Director	81	April 1995
Donald J.A. Smith (4)	CFO/Secretary	56	October 2005
James E. Yates (1) (2)	Director	63	December 1996

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) He spends about three-fourths of his time on the affairs of the Company.
(4) He spends about half of his time on the affairs of the Company.

R. Gordon Bloomquist, PhD, is a Director of the geothermal and District Energy Program, Washington State Energy Office. Also, he is involved with Federal committee work for the formulation of USA national geothermal energy policy.

Markus Christen is an independent businessman currently working in an advisoary capacity for Ormat Industries Ltd. And for AA Electrical Investment Company. From 1992 to 1996, he was a member of Senior Management, Head of Structured Finance with Credit Suisse, New York; from 1997 to 2000, he was Managing Director of Credit Suisse First Boston, New York.

Brian D. Fairbank received his BA Sc. in Geological Engineering from the University of British Columbia. He is a registered engineer of the Association of Professional Engineers & Geoscientists of British Columbia, Fellow of the Geological Association of Canada, member of the British Columbia & Yukon Chamber of Mines and member, past Chairman of Geothermal Energy Association. Mr. Fairbank currently is the President of Fairbank Engineering Ltd., responsible for corporate planning, fiscal controls, project management and operations, staffing, contract management, and reporting to clients and government agencies. Mr. Fairbank had been President/Director of Blue Mountain Power Company from 1995; acquired by the Company in July 2003.

Domenic J. Falcone has an extensive background in geothermal project finance, acquisitions and business development and a broad knowledge of the independent power and energy industries. From 1971- 1987, Mr. Falcone was a founder and Senior Vice President Finance of Geothermal Resources International Inc., a pioneering geothermal company which successfully developed several geothermal power plants in California. As President and Principal of Domenic J. Falcone Associates Inc. from 1987 to 1991 and the Creston Financial Group Inc. from 1991 to 1997, he participated in financings for resource and power development projects in excess of $200 million. From 1997 to 1998, he was Chief Financial Officer and Vice President of PG&E Energy Services Corp., of San Francisco during its start up phase; from February 2001 to June 2001, he was COO and CFO of NuVant Systems, a California developer of fuel cell technology; and from October 2002 to December 2003, he was National Industry Director – Energy, CBIZ Valuation Group, an international management firm specializing in valuations, mergers and acquisitions. Since December 2003, Mr. Falcone has been an independent financial consultant.

John W. Milligan has over fifty years of management and engineering experience. From 1982 to 1994, he was a construction consultant for the Royal Bank of Canada on the Walden North Power Project, investigating the developments and construction of geothermal power projects in Nevada and a hydroelectric project, and an engineering consultant for various mining companies listed on the Vancouver and Montreal stock exchanges. From 1988 to 1991, Mr. Milligan served as Commissioner and Chairman for the Advisory Planning Commission Municipality of West Vancouver. In 1982, he retired from British Columbia Hydro having served 34 years with the company and its predecessor companies. From 1979 to 1980, Mr. Milligan served a construction manager for Pier B.C. Development Board successfully handling a large number of labor relation issues, serving on a variety of committees, and directing the selection, organization, training and motivation of the staff.

James E. Yates has over forty years of real estate and management experience. Since 1964, he has been Founder/President of Hycroft Realty Ltd., which is involved in real estate sales and development projects. From 1990 to May 1997 he was involved with American Bullion Minerals, having served as President and a Director. Since 1994 Mr. Yates has been the President and a Director of Jersey Goldfields Corporation, presently listed on the TSX Venture Exchange. Since 2003, he has been Secretary/Director of Oremex Resources Inc. (formerly Blackhorn Gold Mines), presently listed on the TSX Venture Exchange; from June 1996 to 2003, he was President/CEO/Director.

Donald J.A. Smith received his BA in Commerce from Simon Fraser University. He is a Chartered Accountant and a member of the Institute of Chartered Accountants of British Columbia. He received his MBA from Simon Fraser University. He has been CFO of several public and private companies. Since October 2005, he has been CFO and Secretary of Nevada Geothermal Power Inc. He is also CFO of Oremex Resources Inc. presently listed on the TSX Venture Exchange.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 6/30/2005 was $30,000, indirectly paid to Brian D. Fairbank, President/CEO/Director. In addition, during Fiscal 2005, 67,000 stock options were granted to Mr. Fairbank; and 40,000 stock options were granted to John Mulligan, CFO/Secretary/Director. Further, during Fiscal 2005, Brian Fairbank exercised 72,000 stock options at a price of $0.28 per option; Jack Milligan exercised 88,000 stock options at a price of $0.10 per option; James Yates exercised 82,000 stock options at a price of $0.10 per option, 65,000 stock options at a price of $0.25 per option; 55,000 stock options at a price of $0.28 per stock option and 43,000 stock options at a price of $0.54 per option; and, R. Gordon Bloomquist exercised 100,000 stock options at a price of $0.28 per option.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. During Fiscal 2005, 880,000 stock options were granted, 437,000 stock options were exercised, and none were cancelled. Refer to ITEM #6.E., "Share Ownership", Table No. 4 "Stock Option Grants in Fiscal 2005 Ended 6/30/2005" and Table No. 6 for information about stock options outstanding.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period.

Table No. 4
Stock Option Grants in Fiscal 2005 Ended 6/30/2005

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Exp'r Date	Market Value of Securities Underlying Options on Date of Grant Per Share
Brian D. Fairbank	67,000	33.5%	$0.54	10/4/2004	10/4/2009	$0.93
John W. Milligan	40,000	20.0%	$0.54	10/4/2004	10/4/2009	$0.93
James E. Yates	43,000	21.5%	$0.54	10/4/2004	10/4/2009	$0.93
R. Gordon Bloomquist	50,000	25.0%	$0.54	10/4/2004	10/4/2009	$0.93
Management Total	200,000					
Employees/Others	260,000		$0.54	10/4/2004	10/4/2009	$0.93
Dundee Units	280,000	100%	$0.65	3/22/2005	3/22/2006	$0.55
Equicom	100,000	100%	$0.50	3/29/2005	3/29/2006	$0.55
Total	840,000					

(1) All options granted were vested upon granting.

Table No. 5 gives certain information concerning stock option exercises during Fiscal 2005 Ended 6/30/2005 by our Executive Officers and Directors. It also gives information concerning stock option values.

Table No. 5
Aggregated Stock Options Exercises in Fiscal 2005 Ended 6/30/2005
Fiscal Yearend Unexercised Stock Options / Stock Option Values
Executive Officers/Directors/Employees/Consultants

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable
Brian Fairbank	–	$ –	450,000	$ 274,520
James Yates	182,000	79,620	43,000	15,910
Jack W. Milligan	10,000	5,600	215,000	135,850
R. Gordon Bloomquist	–	–	150,000	81,500
Domenic Falcone	–	–	200,000	126,000
Markus Christen	–	–	200,000	126,000
Employees/Consultants	245,000	95,750	1,020,000	371,600
Total	437,000	$180,970	2,278,000	$1,124,380

Other Compensation.   No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.   Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.   No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

Change of Control Remuneration. The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

<u>6.C. Board Practices</u>
<u>6.C.1. Terms of Office</u>. Refer to ITEM 6.A.1.
<u>6.C.2. Directors' Service Contracts</u>. --- No Disclosure Necessary ---

<u>6.C.3. Board of Director Committees.</u>
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Dominic Falcone, James Yates and John W. Milligan. The Audit Committee met one time during Fiscal 2004 and has not yet met during Fiscal 2005.

The Compensation Committee is comprised of James Yates, R. Gordon Bloomquist and Brian Fairbank. Brian Fairbank is an executive officer of the Company. The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management. The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration. To date, the Company has not paid any direct base salaries nor is there currently any intention by the compensation committee to do so. The Company pays (or accrues) a management fee of $2,500 per month to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.

<u>6.D. Employees</u>
As of 12/31/2005, 6/30/2005, and 6/30/2004, the Company had four, four, and four employees, including the two members of Senior Management.

6.E. Share Ownership

Table No. 6 lists, as of 12/31/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by Frank Diegmann, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities.

Table No. 6
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Common	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#
Common	Brian D. Fairbank (1)	5,671,203	14.2%
Common	Frank Diegmann	2,758,333	6.92%
Common	Jack W. Milligan (2)	592,000	1.48%
Common	James E. Yates	-	-%
Common	Markus Christen	200,000	0.50%
Common	R. Gordon Bloomquist (3)	104,500	0.26%
Common	Domenic Falcone (4)	200,000	0.50%
Total Directors/Management/5% Holders		**9,526,036**	**23.89%**

(1) 300,000 represent currently exercisable stock options, held indirectly through Tywell Management Inc.
    2,213,500 shares held indirectly through Tywell Management Inc.
    1,150,703 shares held indirectly through Fairbank Engineering Ltd.
(2) 155,000 represent currently exercisable stock options.
(3) 50,000 represent currently exercisable stock options.
(4) 200,000 represent currently exercisable stock options.

Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on 9/8/2002.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

1. Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.
2. The total number of common shares to be reserved for issuance over the previous 12-month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company's common shares are listed on Tier 2 of the TSX Venture Exchange, the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.
3. While the Company's common shares are listed on the TSX Venture Exchange, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company's common shares in accordance with the policies of the TSX Venture Exchange. At such time as the Company's common shares are listed on the Toronto Stock Exchange the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the Toronto Stock Exchange.
4. Options granted must expire not later than a maximum of five years from the date of the grant while the Company's common shares are listed on Tier 2 of the TSX Venture Exchange. At such time as the Company's common shares are listed on Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange options granted must expire not later than a maximum of 10 years from the date of grant.
5. In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Company, then, provided the Company's common shares are listed on Tier 2 of the TSX Venture Echange all options will vest in equal amounts over consecutive quarterly periods for a period of no less than 18 months from the date of grant. At such time as the Company's common shares are listed on Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange, options will vest at the discretion of the board of directors.
6. All options granted pursuant to the Plan shall be non-assignable and non-transferable.
7. Subject to the receipt of disinterested shareholder approval for the grant of options under the Plan, the Plan will allow:
    (i) the number of Common Shares reserved for issuance under stock options granted to insiders to exceed 10% of the outstanding common shares of the Company;
    (ii) the issuance to insiders, within a one year period of a number of shares exceeding 10% of the outstanding common shares of the Company;
    (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding common shares; and
    (iv) the Company to have the ability to decrease the exercise price of stock options previously granted to insiders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 12/31/2005, as well as the number of options granted to Directors and independent contractors.

```
                           Table No. 7
                     Stock Options Outstanding


                      Number of      CDN$
                       Common       Exer.              Grant           Expiration
Name                   Shares       Price               Date                 Date


R. Gordon Bloomquist    50,000      $0.54     October 4,2004      October 4,2009
Brian D. Fairbank      153,000      $0.28     January 20, 2004    January 20, 2009
                        80,000      $0.35     February 27, 2004   February 27, 2009
                        67,000      $0.54     October 4, 2004     October 4, 2009
Jack W. Milligan        30,000      $0.28     January 15, 2003    January 15, 2008
                        85,000      $0.28     August 13, 2003     August 13, 2008
                        40,000      $0.54     October 4, 2004     October 4, 2009
Domenic Falcone        100,000      $0.35     February 27, 2004   February 27, 2009
                       100,000      $0.28     August 13, 2003     August 13, 2008
Markus Christen        100,000      $0.28     January 15, 2003    January 15, 2008
                       100,000      $0.28     August 13, 2003     August 13, 2008
Total Officers/Directors 905,000
Total Other            740,000      $0.28-    August 13, 2003 -   March 22, 2006 -
                                    $0.65     March 29, 2005      August 13, 2008
Total                1,645,000
```

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E; and Table No. 5, No. 6, and No. 7.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders (5% or greater) direct/indirect holdings of common shares, refer to Table No. 6 for additional information.

	Shares Owned 6/30/2005	Shares Owned 6/30/2004	Shares Owned 6/30/2003
Brian Fairbank	5,371,203	5,371,203	1,506,333
Frank Diegmann	2,758,333	2,750,333	2,351,333

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
On 12/21/2005, the Company's shareholders' list showed 33,224,504 common shares outstanding and 356 registered shareholders; 33 registered shareholders were resident in Canada holding 26,836,294 common shares; 35 registered shareholders were resident in the United States holding 6,344,877 common shares; and two registered shareholders were resident in two other countries held 43,333 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect 1000 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements. No Disclosure Necessary

7.B.   Related Party Transactions

In July 2003, the Company completed the acquisition of Blue Mountain Power Company ("BMP"); this supercedes a 5/30/2001 option agreement. Pursuant to the earlier agreement, the Company agreed to pay cash, issued common shares and expend significant funds on the Blue Mountain Geothermal Project; and pursuant to the recent agreement, the Company issued 5,500,000 million shares to BMP shareholders upon the complete acquisition of BMP. Brian D. Fairbank (President/CEO/Director of the Company) was President/Director of BMP and a significant shareholder of BMP (receiving 3,932,000 shares in the acquisition).   Jack W. Milligan (Director of the Company) was Secretary/Director of BMP and a significant shareholder of BMP (receiving 510,000 shares in the acquisition). Frank Diegmann (major shareholder of the Company) was a major shareholder of BMP (receiving 407,000 shares in the acquisition).

Transactions of business with companies controlled by Officers/Directors or companies with common Officers/Directors in common were as follows during Fiscal 2004, Fiscal 2003 and Fiscal 2002:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Fees for administrative/professional services	$113,540	$ 98,484	$127,577
Fees for geological services	$651,111	$398,644	$30,143
Payments for office rent	Nil	$nil	$3,246
Amounts included in accounts payable	$160,401	$237,698	$92,446
Exploration Advances	Nil	$nil	$6,307
Acquisition of Capital Assets	nil	$nil	$721

Administration/professional services:	Fairbank Engineering
Geological services:	Fairbank Engineering
Office Rent:	International Choice Ventures Inc.
Accounts Payable:	International Choice Ventures Inc.
Exploration Advances:	Fairbank Engineering
Acquisition of Capital Assets:	Fairbank Engineering

Fairbank Engineering is a private company owned by Brian Fairbank. International Choice Ventures Inc. is a public company where James Yates is the President/Director and Brian Fairbank is a Director.

Included in accounts payable for Fiscal 2005 and Fiscal 2004, respectively, were $160,401 and $237,698 owed to officers/directors.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 6/30/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.   Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.   FINANCIAL INFORMATION

8.A.   Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:
   Fiscal 2005/2004/2003 Ended June 30th

8.A.7.   Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.   Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.   THE OFFER AND LISTING

9.A.4.   Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "NGP". The initial public offering was effective on the Alberta Stock Exchange (now the TSX Venture Exchange) in 1/31/1996, under a former name, "Blue Desert Mining Inc. In late June 2003, the Company's common shares were listed for trading on the OTC Bulletin Board, under the symbol NGLPF.

Table No. 7 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2002 and the Alberta Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:

1) forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:
2) requiring the resignation of unacceptable directors and officers;
3) requiring cancellation and return shares to treasury;
4) requiring undertakings from directors and officers that they
   will ensure compliance with the listing agreement and listings policies in the future;
5) requiring the termination of unacceptable investor relations services;
6) halting and suspending trading in the shares of companies;
7) de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions. All TSX notices can be found on the TSX website or INFOTSX. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange's compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading. The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists. Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing. The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel. If the hearing panel's decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

```
                            Table No. 8
                        TSX Venture Exchange
                    Common Shares Trading Activity
```

| | | - Sales- Canadian Dollars | | |
Period Ended	Volume	High	Low	Closing
Monthly				
12/31/2005	858,590	$0.89	$0.71	$0.85
11/30/2005	667,723	$0.92	$0.77	$0.80
10/31/2005	1,169,474	$0.96	$0.75	$0.80
9/30/2005	1,521,524	$1.05	$0.93	$0.95
8/31/2005	2,590,820	$1.03	$0.76	$0.98
7/31/2005	1,921,820	$1.05	$0.76	$0.79
Quarterly				
6/30/2005	5,168,247	$0.97	$0.42	$0.91
3/31/2005	2,320,471	$0.67	$0.50	$0.51
12/31/2004	2,268,398	$0.83	$0.60	$0.64
9/30/2004	1,666,170	$0.70	$0.50	$0.67
6/30/2004	1,317,700	$0.65	$0.45	$0.55
3/31/2004	1,814,000	$0.69	$0.30	$0.61
12/31/2003	568,203	$0.35	$0.23	$0.23
9/30/2003	465,874	$0.40	$0.25	$0.31
Yearly				
6/30/2005	11,423,286	$0.97	$0.42	$0.91
6/30/2004	4,165,777	$0.69	$0.23	$0.55
6/30/2003	1,865,200	$0.46	$0.21	$0.25
6/30/2002	3,968,600	$0.44	$0.10	$0.40
6/30/2001	479,500	$0.20	$0.05	$0.15

Table No. 9 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last six months, the last eight fiscal quarters, and the last two fiscal years.

Table No. 9
OTC Bulletin Board
Common Shares Trading Activity

Period Ended	Volume	- Sales-Canadian Dollars		
		High	Low	Closing
Monthly				
12/31/2005	1,407,670	$0.75	$0.60	$0.74
11/30/2005	860,642	$0.79	$0.65	$0.70
10/31/2005	1,575,160	$0.82	$0.63	$0.68
9/30/2005	1,392,756	$0.98	$0.77	$0.84
8/31/2005	2,124,034	$0.87	$0.62	$0.81
7/31/2005	2,165,311	$0.89	$0.62	$0.62
Quarterly				
6/30/2005	4,175,592	$0.80	$0.33	$0.74
3/31/2005	1,453,742	$0.57	$0.40	$0.43
12/31/2004	1,339,000	$0.72	$0.51	$0.51
9/30/2004	394,250	$0.59	$0.35	$0.59
6/30/2004	598,563	$0.50	$0.33	$0.42
3/31/2004	1,283,426	$0.55	$0.23	$0.50
12/31/2003	164,184	$0.30	$0.18	$0.25
9/30/2003	47,500	$0.35	$0.15	$0.23
Yearly				
6/30/2005	7,362,584	$0.80	$0.33	$0.74
6/30/2004	2,093,673	$0.55	$0.18	$0.42

Stock Options
Refer to ITEM 6.E. and Table No. 4 and No. 6 for additional information.

Share Purchase Warrants
Table No. 10 lists, as of 12/31/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. There were 46 holders of the 5,000,000 share purchase warrants, 16 of whom were resident in Canada, 28 of whom were resident in the United States, and two international holder. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
September 23, 2004	1,500,000	1,500,000	$0.80	$0.80	September 23, 2006
March 22, 2005	3,500,000	3,500,000	$1.00	$1.00	March 22, 2007

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
          --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Toronto, Ontario.
The common shares trade on the OTC Bulletin Board in the USA.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital
10.B. Memorandum and Articles of Association
10.C. Material Contracts
    --- No Disclosure Necessary ---

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 6/30/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts   --- No Disclosure Necessary ---
10.H. Document on Display   --- No Disclosure Necessary ---

10.I. Subsidiaries
The following sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's current voting and equity interest therein:
  a. Wholly-Owned Subsidiary
      Blue Mountain Power Company Inc.; Canada
  b. Wholly-owned subsidiary
      Nevada Geothermal Power Company (formerly Noramex Corp.); Nevada, USA

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          --- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- No Disclosure Necessary ---
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
                   --- No Disclosure Necessary ---

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                   HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.   CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal period ended 09/30/2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.   RESERVED

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT
The Company does not have an "audit committee financial expert" serving on its audit committee. The Company's Audit Committee consists of one Director and two independent Directors of the Company, all of whom are both financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a "financial expert".

ITEM 16B.   CODE OF ETHICS
The Company has not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes. The Company adopted a written code of ethics that deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES
The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

Fiscal Year ended June 30, 2004 and 2003 Principal Accountant Fees and Services	Fiscal Year 2005	Fiscal Year 2004
Audit Fees	$14,400	$12,990
Audit Related Fees	3,600	3,800
Tax Fees (1)	1,000	3,710
All Other Fees	–	–
Total	$19,000	$20,500

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
                    --- No Disclosure Necessary ---

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
                    --- No Disclosure Necessary ---

PART III

ITEM 17.   FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and
are prepared in accordance with Canadian Generally Accepted Accounting
Principles (GAAP), the application of which, in the case of the Company,
conforms in all material respects for the periods presented with United States
GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and
found immediately following the text of this Annual Report. The audit report
of Morgan & Company, independent Chartered Accountants, is included herein
immediately preceding the audited financial statements.

Audited Financial Statements
 Auditor's Report, dated 9/16/2005
 Consolidated Balance Sheets at 6/30/2005 and 6/30/2004
 Consolidated Statements of Loss and Deficit
   for the years ended 6/30/2005, 6/30/2004, and 6/30/2003
 Consolidated Statements of Cash Flows
   for the years ended 6/30/2005, 6/30/2004 and 6/30/2003
 Notes to Consolidated Financial Statements

ITEM 18.   FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.   EXHIBITS

1. Articles of Incorporation/Bylaws as currently in effect:
   Incorporated by reference to Form 20-F Registration Statement and Form 6-K's

2. Instruments defining the rights of holders of equity or
     debt securities being registered.
       --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
    Incorporated by reference to Form 20-F Registration Statement and Form 6-K's

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary

8. List of Subsidiaries: Refer to ITEM #4, "Information on the Company"

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16:   No Disclosure Necessary

12: The certifications required by Rule 13a-14(a) or Rule 15d-14(a)
     CEO   72
     CFO   73

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
    Section 1350 of Chapter 63 of Title 18 of the United States Code:
     CEO   74
     CFO   75

14. Legal Opinion required by Instruction 3 of ITEM 7B:
     --- No Disclosure Necessary ---

15. Additional Exhibits:
     Incorporated by reference to Form 20-F Registration Statement and Form 6-K's

Signature Page

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

<u>JUNE 30, 2005</u>



INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc.
as at June 30, 2005 and 2004, and the consolidated statements of loss and
deficit, and cash flows for the years ended June 30, 2005, 2004 and 2003.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based
on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing
standards and the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform an audit to
obtain reasonable assurance whether the financial statements are free of
material misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall financial
statement presentation.

In our opinion, these consolidated financial statements present fairly, in all
material respects, the financial position of the Company as at June 30, 2005
and 2004, and the results of its operations and its cash flows for the years
ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally
accepted accounting principles.

Vancouver, Canada   "Morgan & Company"

September 16, 2005   Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of
an explanatory paragraph (following the opinion paragraph) when the financial
statements are affected by going concern considerations such as described in
Note 1 to the financial statements. Our report to the shareholders, dated
September 16, 2005, is expressed in accordance with Canadian reporting
standards which do not permit a reference to such events and conditions in the
Auditors' Report when these are adequately disclosed in the financial
statements.

Vancouver, Canada   "Morgan & Company"
September 16, 2005   Chartered Accountants

Tel: (604) 687-5841   MEMBER OF   P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075   Suite 1488 - 700 West Georgia Street
www.morgan-cas.com      Vancouver, B.C. V7Y 1A1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

	JUNE 30	
	2005	2004

ASSETS

Current

Cash	$ **1,964,047**	$ 984,429
Accounts receivable and GST recoverable	**75,686**	337,788
Marketable securities	**91,610**	–
Prepaid expenses	**80,135**	28,470
	2,211,478	1,350,687
Resource Property Costs (Note 3)	**4,323,758**	2,642,067
Long-term investments (market value $36,000, 2004 – nil)	**87,000**	–
Capital Assets (Note 4)	**15,229**	11,018
	$ **6,637,465**	$ 4,003,772

LIABILITIES

Current

Accounts payable	$ **310,436**	$ 404,766

SHAREHOLDERS' EQUITY

Share Capital (Note 5)	**11,267,579**	7,474,528
Contributed Surplus (Note 6)	**594,477**	351,272
Deficit	**(5,535,027)**	(4,226,794)
	6,327,029	3,599,006
	$ **6,637,465**	$ 4,003,772

Approved by the Directors:

"Brian D. Fairbank"   "Jack W. Milligan"

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

| | YEARS ENDED JUNE 30 | | |
	2005	2004	2003
Expenses			
Accounting and audit	$ **19,030**	$ 11,208	$ 12,470
Administration fees	**73,300**	64,878	56,240
Amortization	**3,005**	2,806	1,629
Bank charges and interest	**906**	3,697	349
Consulting	**119,729**	80,676	72,710
Conventions and publishing	**99,748**	33,708	52,215
Financing costs	**-**	-	15,000
Foreign exchange	**9,362**	105	-
Investor relations	**128,554**	71,197	72,469
Legal	**67,708**	46,152	65,570
News dissemination	**349,146**	9,812	2,071
Office and sundry	**33,350**	21,696	18,404
Rent and telephone	**31,281**	19,563	21,144
Site evaluation	**945**	3,204	3,960
Stock-based compensation	**335,064**	302,844	57,695
Transfer agent and regulatory fees	**46,292**	32,319	30,154
Travel and business development	**61,685**	32,740	8,522
Unrealized loss on market securities	**106,999**	-	-
Write off of mineral property	**-**	65,239	-
	1,486,104	801,844	490,602
Loss Before The Following			
Interest Income	**(18,176)**	(2,998)	-
Gain on disposal of subsidiary	**(159,695)**	-	-
Gain on sale of investments	**-**	(6,000)	-
	1,308,233	792,846	490,602
Loss For The Year			
	4,226,794	3,433,948	2,943,346
Deficit, Beginning Of Year			
	$ 5,535,027	$ 4,226,794	$ 3,433,948
Deficit, End Of Year			
	$ 0.05	$ 0.05	$ 0.05
Loss Per Share, *Basic and diluted*			
Weighted Average Number	**24,967,821**	17,605,345	9,722,816
Of Shares Outstanding			

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30		
	2005	2004	2003
Cash Flows From Operating Activities			
Loss for the year	**$ (1,308,233)**	$ (792,846)	$ (490,602)
Items not involving cash flows:			
Stock-based compensation	**335,064**	302,844	57,695
Amortization	**3,005**	2,806	1,629
Gain on sale of investment	**−**	(6,000)	−
Unrealized loss on marketable securities	**106,999**	−	−
Write off of mineral property	**−**	65,239	−
Gain on disposal of subsidiary	**(159,695)**	−	−
Adjustments to reconcile net income (loss) to net cash used in operating activities			
Decrease in exploration advances	**−**	6,307	80,595
Decrease in accounts receivable and GST recoverable	**262,102**	(330,293)	(3,778)
Increase in prepaid expenses	**(51,665)**	(21,294)	−
Decrease in accounts payable	**(94,330)**	194,150	115,792
	(906,753)	(579,087)	(238,669)
Cash Flows From Investing Activities			
Resource property costs	**(1,807,605)**	(438,059)	(221,325)
Acquisition of capital assets	**(7,216)**	(7,186)	(721)
Cash acquired on acquisition	**−**	245	−
	(1,814,821)	(445,000)	(222,046)
Cash Flows From Financing Activities			
Shares issued for cash	**4,007,292**	1,995,761	311,550
Share issuance costs	**(306,100)**	−	−
Share subscriptions received	**−**	−	129,117
	3,701,192	1,995,761	440,667
	979,618	971,674	(20,048)
Increase (Decrease) In Cash			
	984,429	12,755	32,803
Cash, Beginning Of Year			
	$ 1,964,047	$ 984,429	$ 12,755
Cash, End of Year			

See accompanying notes to the consolidated financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2005, the Company has a working capital of $1,901,042, and has incurred losses totalling $5,535,027.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Noramex Corp, incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

b) Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.

d) Marketable securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e) Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

f) Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments" to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

g) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

   h) Earnings (Loss) Per Share

   The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

   i) Income Taxes

   Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

   j) Foreign Currency Translation

   The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

3. **RESOURCE PROPERTY COSTS**

   The acquisition and exploration costs of the Company's properties are as follows:

	2005	2004
Pogo Area Project – Alaska	$ –	$ 101,305
Blue Mountain Geothermal Project – Nevada	**4,227,484**	2,505,126
Pumpernickel Valley Geothermal Project – Nevada	**15,159**	35,636
Black Warrior Peak Project – Nevada	**60,009**	–
Other potential projects	**21,106**	–
	$ 4,323,758	$ 2,642,067

3. RESOURCE PROPERTY COSTS (Continued)

a) Pogo Area Project

During the year ended June 30, 2005, the Company sold Blue Desert Mining (US) Inc., a Nevada limited company beneficially owned by the Company which holds the claims for the Gobi/Portal and Mojave properties, to Running Fox Resource Corp. ("RUN"). The Company received 450,000 shares of RUN with resale restrictions. The following costs have been incurred by the Company on the Pogo Area project:

	2005	2004
Acquisition		
Issue of shares	$ -	$ -
Deferred exploration		
Property leases, permits and regulatory	-	-
Geological and geophysical	-	7,547
Costs incurred during the year	-	7,547
Proceeds from sale	(261,000)	-
Proceeds in excess of accumulated costs	159,695	-
Balance, beginning of year	101,305	93,758
Balance, end of year	$ -	$ 101,305

b) Blue Mountain Geothermal Project, Nevada, U.S.A.

By an agreement dated December 13, 2002, the Company acquired 100% of the issued capital of Blue Mountain Power Company Inc. ("Blue Mountain"), a company with two common directors, by the issue of 5,500,000 common shares of the Company. The acquisition closed on July 30, 2003.

Blue Mountain (incorporated in British Columbia) owns 100% of the issued capital of Noramex Inc. (incorporated in Nevada, USA). Noramex holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the eleven square miles of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

3.   **RESOURCE PROPERTY COSTS** (Continued)

b) Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)

The components of the purchase price and allocation are as follows:

Purchase price	
5,500,000 shares issued	$ 1,705,000
100,000 shares transferred	31,000
Acquisition costs and deferred expenditures incurred by the Company on the Blue Mountain Geothermal Project	383,567
	$ 2,119,567
Allocation of purchase price	
Current assets	$ 840
Resource properties	2,175,489
Capital assets	437
Current liabilities	(57,199)
	$ 2,119,567

The following costs have been incurred on the project:

	2005	2004
Acquisition		
Issue and transfer of shares	$ -	$ 1,736,000
Option payment	-	
	-	1,736,000
Deferred exploration		
Property leases, permits and regulatory	23,637	22,437
Assaying	22,314	6,018
Geological and geophysical	620,213	363,131
Drilling	986,136	806,752
Feasibility study	24,994	
Road maintenance	96,318	72,358
Camp supplies	143,033	58,653
U.S. Department of Energy grant	(194,287)	(943,790)
Costs incurred during the year	1,722,358	2,121,559
Balance, beginning of year	2,505,126	383,567
Balance, end of year	$ 4,227,484	$ 2,505,126

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3. RESOURCE PROPERTY COSTS (Continued)

c) Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont's Lone Tree Mine. The Company has also filed lease applications on an additional three sections of federal land for total leasehold of eight square miles (5,120 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as "substances") along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

- 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),
- 5% of the gross proceeds of a sale of any substances in an arm's length transaction
- 2% of the gross proceeds from the sale of or manufacture there-from of bi-products,
- 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)
- Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. In the first year, ISI must finance a $400,000 (CDN) work program, issue 100,000 shares and make a $10,000 (CDN) cash payment to maintain its option.

In addition, Noramex Corp., a wholly owned US subsidiary company of the Company, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The Noramex/DOE joint program will include an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$592,272 of the total budget of US$740,340. ISI will cover Noramex's cost share obligation of US$148,068 out of the first year work commitment. Noramex (NGP) will manage the DOE sponsored work. Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000.

3. **RESOURCE PROPERTY COSTS** (Continued)

c) *Pumpernickel Valley Geothermal Project, Nevada (Continued)*

The following costs have been incurred on the project:

	2005	2004
Acquisition		
Lease payments	$ 9,519	$ 11,322
Deferred exploration		
Assaying	815	–
Camp and field supplies	16,209	–
Geological and geophysical	416,759	24,314
U.S. Department of Energy grant	(334,778)	–
Inovision Solutions funding and option payments	(129,001)	–
Costs (recovery) incurred during the year	(20,477)	35,636
Balance, beginning of year	35,636	–
Balance, end of year	$ 15,159	$ 35,636

d)   Black Warrior Peak, Nevada, U.S.A.

The Company initiated field investigations at the Black Warrior project during the year and acquired seven square miles of private land and has applied for a one-section federal geothermal lease for a total land area of eight square miles (22 square kilometres) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5-per-cent royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

The following costs have been incurred on the project:

	2005	2004
Acquisition		
Lease payments	$ 12,759	$ –
Deferred exploration		
Camp costs and field supplies	9,691	–
Geological and geophysical	37,559	–
Costs incurred during the year	60,009	–
Balance, beginning of year	–	–
Balance, end of year	$ 60,009	$ –

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

3.   **RESOURCE PROPERTY COSTS** (Continued)

e) Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.

The following costs have been incurred on the properties:

	2005	2004
Deferred exploration		
Assaying	2,035	–
Camp costs and field supplies	2,331	–
Geological and geophysical	16,740	–
Costs incurred during the year	21,106	–
Balance, beginning and end of year	$ 21,106	$ –

f)   Golden Sage and Dunn Glen, Nevada, U.S.A.

The Company held, through its subsidiary, Blue Mountain Power Company Inc., interest in the Golden Sage unpatented claims located in Humboldt County, Nevada, and leased property located in Dunn Glen, Nevada, from the U.S. Bureau of Land Management in Pershing County, Nevada.

During the year ended June 30, 2004, the Company abandoned its interest in these properties and wrote off its cost in the amount of $65,239.

4.   **CAPITAL ASSETS**

	2005	2004
Computer equipment	$ 23,861	$ 22,969
Office equipment	16,643	10,319
	40,504	33,288
Accumulated depreciation	25,275	22,270
Net book value	$ 15,229	$ 11,018

5. SHARE CAPITAL

a) Authorized: 100,000,000 common shares - no par value
   25,000,000 first preferred shares - no par value
   25,000,000 second preferred shares - no par value

b) Common Shares Issued

	SHARES	AMOUNT
Balance, June 30, 2003	10,273,224 $	3,612,383
For cash		
Private placements	5,748,860	1,942,983
Options exercised	439,000	91,420
Warrants exercised	228,000	90,475
For Blue Mountain Power Company Inc.	5,500,000	1,705,000
Options exercised – stock option valuation	–	32,267
Balance, June 30, 2004	22,189,084	7,474,528
For cash		
Private placements, net of financing costs	5,000,000	2,718,900
Options exercised	437,000	136,950
Warrants exercised	1,776,988	845,342
Rounding adjustment	2	–
Options exercised – stock option valuation	–	91,859
Balance, June 30, 2005	29,403,074 $	11,267,579

During the year ended June 30, 2004, the Company completed a private placement and issued 4,520,000 units at a price of $0.35 per unit for proceeds of $1,582,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.50 per share for a two-year period.

During the year ended June 30, 2004, the Company completed a private placement and issued 1,000,000 units at a price of $0.30 per unit for proceeds of $300,000 before issue costs of $20,243. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.35 for the first six months and $0.40 for the following six months.

During the year ended June 30, 2004, the Company completed a private placement and issued 228,858 units at a price of $0.35 per unit for proceeds of $80,100. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.40 for a one year period.

5. SHARE CAPITAL (continued)

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 compensation options as a finder's fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

c)   Stock Options

As at June 30, 2005, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT JUNE 30 2005	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT JUNE 30 2005
$ 0.10	138,000	0.98	$ 0.10	138,000
0.28	840,000	3.09	0.28	840,000
0.35	180,000	3.67	0.35	180,000
0.50	280,000	3.97	0.50	280,000
0.54	460,000	4.27	0.54	460,000
0.55	100,000	0.75	0.55	25,000
0.65	280,000	1.73	0.65	280,000
	2,278,000	2.87	0.41	2,203,000

5. SHARE CAPITAL (continued)

A summary of the changes in stock options for the years ended June 30, 2004 and 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2003	905,000	0.21
Granted	1,544,000	0.34
Exercised	(439,000)	0.21
Cancelled	(175,000)	0.28
Balance, June 30, 2004	1,835,000	$ 0.30
Granted	880,000	0.58
Exercised	(437,000)	0.31
Balance, June 30, 2005	2,278,000	0.41

d)   Share Purchase Warrants

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2003	277,277	$ 0.46
Issued	5,139,431	0.49
Exercised	(228,000)	0.40
Expired	(97,500)	0.40
Balance, June 30, 2004	5,091,208	0.49
Issued	5,000,000	0.94
Exercised	(1,776,988)	0.48
Expired	(125,790)	0.36
Balance, June 30, 2005	8,188,430	$ 0.77

5. SHARE CAPITAL (continued)

Share purchase warrants outstanding at June 30, 2005:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE
3,188,430	$ 0.50	April 14, 2006
1,500,000	0.80	September 23, 2006
3,500,000	1.00	March 22, 2007
8,188,430		

e) Escrow Shares

As at June 30, 2005, there are 1,998,900 shares held in escrow which are to be released over a three year period ending July 23, 2006.

6. CONTRIBUTED SURPLUS

	2005	2004
Balance, beginning of year	$ 351,272	$ 80,695
Compensation options granted	335,064	302,844
Stock options exercised	(91,859)	(32,267)
Balance, end of year	$ 594,477	$ 351,272

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, GST recoverable, and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8. RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with directors, companies controlled by directors or companies with directors in common were as follows:

	2005	2004
Fees for administrative and professional services	$ 113,540	$ 98,484
Fees for geological services	$ 651,111	$ 389,644
Amounts included in accounts payable	$ 160,401	$ 237,698

9.   INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004
Statutory tax rate	37%	37%
Loss for the year	$ (1,308,233)	$ (792,846)
Provision for income taxes based on statutory rates	(484,046)	(293,353)
Non-deductible differences	104,076	135,009
Resource property costs	(504,380)	(147,680)
Unrecognised tax losses	884,350	306,024
Income tax expense	$ –	$ –

The significant components of the Company's future tax assets (liability) are as follows:

	2005	2004
Operating losses	$ 1,711,647	$ 954,022
Resource properties	–	–
	1,711,647	954,022
Valuation allowance for future tax assets	(992,741)	(800,093)
Net future income tax assets	718,906	153,929
Resource properties	(718,906)	(153,929)
Net future income tax liability	$ –	$ –

The Company has non-capital losses carried forward of approximately CDN$2,845,000 and US$1,593,000, that may be available for tax purposes.

Losses for Canadian tax purposes expire as follows:

2006	$	215,000
2007	$	238,000
2008	$	184,000
2009	$	293,000
2010	$	456,000
2014	$	454,000
2015	$	1,005,000

9.   **INCOME TAXES** (Continued)

Losses for US tax purposes expire as follows:

2023	US$	40,000
2025	US$	325,000
2026	US$	1,228,000

10.   **SUBSEQUENT EVENTS**

Subsequent to June 30, 2005, the Company:

i) Issued 258,000 common shares at prices from $0.10-0.54 from the exercise of incentive stock options

ii) issued 753,145 common shares at a price of $0.50 per share upon the exercise of share purchase warrants.

11.   **MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2005	2004	2003
Loss in accordance with Canadian GAAP	$ **(1,308,233)**	$ (792,846)	$ (490,602)
Deduct:			
Unproven property interests and deferred expenditures incurred in the year (Canadian GAAP)	**(1,807,605)**	(2,164,742)	(221,325)
Adjustment to Canadian GAAP amount to record a US GAAP basis	**–**	704,226	–
Loss in accordance with US GAAP	$ **(3,115,838)**	$ (2,253,362)	$ (711,927)

	2005	2004	2003
Loss per share (US GAAP)	$ **(0.12)**	$ (0.13)	$ (0.07)
Weighted average shares outstanding (US GAAP)	**24,967,821**	17,605,345	9,722,816

11. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2005	2004	2003
Cash flows from operating activities			
Loss in accordance with US GAAP	$ **(3,115,838)**	$ (2,253,362)	$ (711,927)
Adjustments to reconcile loss to net cash used by operating activities			
Shares issued and investments transferred for other than cash (Note 11(iv))	**–**	1,031,774	–
Write off of mineral property costs	**–**	55,922	–
Gain on sale of investments	**–**	(6,000)	–
Gain on disposal of subsidiary	**(159,695)**	–	–
Amortization	**3,005**	2,806	1,629
Stock based compensation	**335,064**	302,844	57,695
Unrealized loss on marketable securities	**106,999**	–	–
Change in Goods and Services Tax receivable	**262,102**	(330,293)	(3,778)
Change in prepaid expenses	**(51,665)**	(21,294)	–
Change in accounts payable	**(94,330)**	194,150	115,792
	(2,714,358)	(1,023,453)	(540,589)
Cash flows from investing activities			
Proceeds on sale of investments	**–**	245	–
Exploration advances	**–**	6,307	80,595
Acquisition of capital assets	**(7,216)**	(7,186)	(721)
	(7,216)	(634)	79,874
Cash flows from financing activities			
Shares issued for cash	**3,701,192**	1,995,761	311,550
Share subscriptions received	**–**	–	129,117
	3,701,192	1,995,761	440,667
Increase (decrease) in cash	$ **979,618**	$ 971,674	$ (20,048)

11. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2005	2004	2003
Shareholders' equity (deficiency) – Canadian GAAP	**$ 6,327,029**	$ 3,599,006	$ 388,247
Option interests and deferred exploration expenditures	**(4,323,758)**	(2,642,067)	(477,325)
Shareholders' equity (deficiency) – US GAAP	**$ 2,003,271**	$ 956,939	$ (89,078)
Option interests and deferred exploration expenditures – Canadian GAAP	**$ 4,323,758**	$ 2,642,067	$ 477,325
Option interests and deferred exploration expenditures expensed per US GAAP	**(4,323,758)**	(2,642,067)	(477,325)
Option interests and deferred exploration expenditures – US GAAP	**$ –**	$ –	$ –

i)   Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii)   Investments in shares with a trading restriction period of greater than one year are recorded at cost for Canadian GAAP purposes. For United States GAAP purposes, investments with a hold period of greater than one year are not classified as available for sale securities and are also recorded at cost.

 Investments with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these securities are classified as trading securities and are recorded at market value at the reporting date.

As at June 30, 2005, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

11. **MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** (Continued)

iii)   In fiscal 2003, the Company had accounted for stock-based compensation using the intrinsic value method. The following table presents pro-forma information related to loss and loss per share, under United States GAAP, as if the fair value method had been used:

June 30, 2003
Loss for the year – US GAAP	$	(790,109)
Loss per share	$	(0.08)

iv)   In fiscal 2004, the Company issued 5,500,000 common shares at a value of $1,705,000 (Canadian GAAP), and $1,000,774 (US GAAP). For Canadian GAAP purposes, the amount of $1,705,000 was based on a valuation of the property interests, approved by Canadian regulatory authorities. Blue Mountain Power Company Inc. and the Company are controlled by related persons. Under US GAAP, the value ascribed to the shares, was the amount of expenditures previously made by Blue Mountain Power Inc. on the property interests. The difference of $704,226 has been deducted, therefore, from the Canadian GAAP amount of $2,164,742 to arrive at the amount of $1,460,516 that would have been charged to operations under US GAAP.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Nevada Geothermal Power Inc.; SEC File No. 000-49917</u>
Registrant

Dated: <u>January 12, 2006</u>

By <u>/s/ Brian D. Fairbank</u>
Brian D. Fairbank, President/CEO/Director

Dated: <u>January 12, 2006</u>

By <u>/s/ Don J.A. Smith</u>
Don J.A. Smith, CFO/Secretary

Exhibit 12.1

I, Brian D. Fairbank, President and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   <u>Nevada Geothermal Power, Inc.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Annual Report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures
   [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the company
   and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our supervision,
       to ensure that material information relating to the company, including
       its consolidated subsidiaries, is made known to us by others within
       those entities, particularly during the period in which this report is
       being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       annual report that has materially affected, or is reasonably likely to
       materially affect, the company's internal control over financial
       reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: <u>January 12, 2006</u>

<u>/s/Brian D. Fairbank</u>
Brian D. Fairbank
President and Chief Executive Officer

Exhibit 12.2

I, <u>Don J.A. Smith</u>, Secretary and Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   <u>Nevada Geothermal Power, Inc.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Annual Report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures
   (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company
   and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our supervision,
       to ensure that material information relating to the company, including
       its consolidated subsidiaries, is made known to us by others within
       those entities, particularly during the period in which this report is
       being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       annual report that has materially affected, or is reasonably likely to
       materially affect, the company's internal control over financial
       reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: <u>January 12, 2006</u>

<u>/s/ Don J. A. Smith</u>
Don J. A. Smith
Chief Financial Officer and Secretary

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nevada Geothermal Power, Inc., a company organized under the *British Columbia Company Act* (the "Company"), on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Brian D. Fairbank, President/CEO of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Brian D. Fairbank
Brian D. Fairbank, President/CEO

Date: January 12, 2006

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nevada Geothermal Power, Inc., a company organized under the *British Columbia Company Act* (the "Company"), on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Don J. A. Smith, Secretary/CFO of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Don J. A. Smith
Secretary/CFO

Date: January 12, 2006